SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September 2008

FRESENIUS MEDICAL CARE AG & Co. KGaA
(Translation of registrant’s name into English)

Else-Kröner Strasse 1
61346 Bad Homburg
Germany
(Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

          Attached hereto as Exhibit 99.1 is an Investor News Release issued by Fresenius Medical Care AG & Co. KGaA on September 16, 2008 announcing closing of the U.S. license agreement for intravenous iron products.

EXHIBITS

Exhibit 99.1	Investor News Release issued dated September 16, 2008

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DATE: September 16, 2008

FRESENIUS MEDICAL CARE AG & Co. KGaA, a partnership limited by shares, represented by:

FRESENIUS MEDICAL CARE MANAGEMENT AG, its general partner

By:	/s/ DR. BEN J. LIPPS

	Name:	Dr. Ben J. Lipps
	Title:	Chief Executive Officer and
Chairman of the Management Board
of the General Partner

By:	/s/ LAWRENCE A. ROSEN

	Name:	Lawrence A. Rosen
	Title:	Chief Financial Officer and member
of the Management Board of the
General Partner